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                              May 19, 2022

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed April 25,
2022
                                                            File No. 333-248822

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1 filed April 25,
2022

       General

   1. We reissue prior comment 10 with respect to your disclosure on page 7, which continues to indicate that
EarlyBirdCapital will serve underwriter of this offering.
   2. We note your revisions in response to our comments, stating that you will not acquire a target business located
in China that utilizes a VIE structure. This language implies that the post-combination
structure could involve use of a VIE structure. If so, revise to address this
possibility and the related risks and other disclosure considerations in our comments as well as the
applicable comments in the Division of Corporation Finance's
                                                        Sample Letter to
China-Based Companies issued by the Staff in December 2021. If not,
 Jian Zhang
Distoken Acquisition Corporation
May 19, 2022
Page 2
       revise to state so directly. Please also revise to remove the geographic carve-out of Hong
       Kong and Macau from the definition of China and revise your document consistent with those revisions.
3.     Please state clearly where the trust assets will be located.
4. Given the risks of doing business in the PRC, please revise the cover page to disclose that you, your sponsor, and the majority of your executive officers and directors being located in China may make you a less attractive partner to target companies than a non-PRC or non-Hong Kong based SPAC, which may therefore make it more likely for you to consummate a business combination in the PRC.
Capitalization, page 86

5. We note that you are offering 5,000,000 Class A ordinary shares as part of your initial public offering of units for a value of $50,000,000, however, the amount reflected on your capitalization table only shows Class A ordinary shares of $43,320,000 subject to redemption. In this regard, the full value of shares subject to redemption should be reflected in accordance with ASC 480-10-S99-3A. Please revise accordingly. Your
       Summary Financial Data on page 22 should be similarly revised.
Exhibits

6. Please refer to Exhibit 5.1. Please file an opinion that does not include inappropriate assumptions, such as those that "assume away" the issue on which counsel is opining. We note, for example, paragraph 2.11.
       You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397
with any other questions.



                                                               Sincerely,
FirstName LastNameJian Zhang
                                                               Division of
Corporation Finance
Comapany NameDistoken Acquisition Corporation
                                                               Office of
Manufacturing
May 19, 2022 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName